Ceasing Control of Credit Suisse High Yield
As of Dec. 31, 2009, Fidelity Investments Institutional Operations Co Inc (FIIOC) As Agent for Credit Suisse First Boston Certain Employee Benefits
Plan ("Shareholder") owned 3,101,267.892 shares of the Fund, which represented
90.71 % of the Fund. As of June 30, 2010, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.


As of December 31, 2009, National Financial Services Corp FBO Customers ("Shareholder") owned less than 25% of the Fund. As of June 30, 2010, Shareholder owned 3,015,928.169 shares of the Fund, which represented 91.34 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.